NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology closes private placement

Rochester, NY — (August 8, 2017) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed its proposed non-brokered private placement, as announced on June 14, 2017. An aggregate of 2,800,000 units were issued over the three tranches of the private placement, generating aggregate gross proceeds of CDN$532,000. Each unit, sold at a price of $0.19, comprised one common share and one share purchase warrant, with each such warrant entitling the holder to purchase a further common share at $0.24 for a period of three years. Aggregate finder’s fees of $37,240 and 196,000 warrants (issued on the same terms as the units) were paid.

Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.